A Brand Like a Friend

RECEIVED

2007 JUL 31 A 11:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025613

SUPPL

Datum / Date	30.07.2007	Abteilung / Dept.	FJ Law Group
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of July 30, 2007, "Henkel has signed exclusivity agreement with Akzo Nobel" and the Ad-hoc notification.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn

Feuerpeil

PROCESSED

AUG 0 2 2007

THOMSON FINANCIAL

8/1

Encl.

Henkel

A Brand like a Friend

Ad-hoc-Report according to § 15 WpHG

Henkel KGaA
40191 Düsseldorf
Germany

Düsseldorf, July 30, 2007

Exclusivity agreement concluded between Henkel and Akzo Nobel

The Board of Henkel KGaA, Düsseldorf, Germany, notes the recent speculation regarding talks between Henkel and Akzo Nobel N.V., Arnhem, The Netherlands. Henkel confirms that on July 26, 2007 it has signed an exclusivity agreement with Akzo Nobel. Also Henkel and Akzo Nobel have negotiated an agreement about a back-to-back transaction, the signing of which is still pending. Under such agreement Henkel would acquire the adhesives and electronic materials businesses of National Starch and Chemical Company, Bridgewater, N.J., USA, a subsidiary of ICI plc, London, UK. It is intended - subject to approval by Henkel's Shareholders' Committee - to execute the back-to-back agreement immediately prior to the formal announcement of an offer by Akzo Nobel for ICI.

The adhesives/electronic materials business of National Starch had sales of 1,26 billion GBP (approx. 1.85 billion euros) in 2006.

Such a back-to-back-transaction is subject to the successful completion of a takeover of ICI by Akzo Nobel. There can be no certainty that such an offer will be made or a takeover will take place.

Henkel KGaA

A Brand like a Friend

Press Information
Düsseldorf, July 30, 2007

Enhancement of global market position planned

Henkel has signed exclusivity agreement with Akzo Nobel

Henkel has signed an exclusivity agreement with Akzo Nobel. At the same time Henkel and Akzo Nobel have negotiated an agreement about a back-to-back transaction, the signing of which is still pending. Under the terms of such agreement Henkel would buy the adhesives and electronic materials businesses of National Starch, a subsidiary company of ICI, in the case of a takeover of ICI by Akzo Nobel. If however a formal offer will be made by Akzo Nobel or a successful takeover of ICI by Akzo Nobel will be realized respectively, is presently still open.

Ulrich Lehner, Chairman of the Management Board of Henkel, comments on the planned acquisition: "The acquisition would be a very good opportunity for us to further strengthen our Adhesives Technologies business sector. The businesses we want to acquire are high-growth operations and would enjoy exceptional geographical and technological complementarity with Henkel's existing portfolio. I am confident that, with this acquisition, we would be able to realize significant synergies and create substantial value for our shareholders. If however such an acquisition, which is subject to the takeover of ICI by Akzo Nobel, will be realized, cannot be forecast at this moment."

Persil LOCTITE Schwarzkopf Ceresit Dixan Teroson Dial Duck Purex Liofol Fa Pritt

Düsseldorf – Henkel KGaA and Akzo Nobel N.V., Arnhem, The Netherlands, have signed an exclusivity agreement on July 26, 2007. At the same time Henkel and Akzo Nobel have negotiated an agreement about a back-to-back transaction, the signing of which is still pending. This agreement allows Henkel to acquire the adhesives and electronic materials businesses of and Chemical Company, Bridgewater, N.J., USA, a subsidiary company of ICI, in the case that Akzo Nobel can acquire ICI. It is intended - subject to approval by the Henkel Shareholders' Committee - to execute the back-to-back agreement immediately prior to the formal announcement of an offer by Akzo Nobel for ICI. The businesses to be acquired from National Starch realized sales of about 1.26 billion GBP (about 1.85 billion euros) in 2006.

Complementary businesses

The businesses of Henkel and the businesses to be acquired from National Starch would be highly complementary with respect to market segments. Within adhesives, National Starch holds very strong positions in non-wovens and athletic footwear, while Henkel is particularly strong in the automotive and aerospace industries. With regard to electronic materials, comprising adhesives for the semiconductor and electronics industry, the combined businesses would be of a size that would allow Henkel to serve the different submarkets more efficiently. In addition, the new businesses would further provide Henkel with additional technological capabilities in attractive application areas where Henkel so far has been active only to a limited extent. These include adhesives for various medical applications and pressure-sensitive adhesives. The two businesses would also enjoy complementary geographic fit. With the businesses to be acquired from National Starch, Henkel could significantly strengthen its Asian business and in some countries of this region, such as Japan, would achieve market entry. The transaction would also enhance Henkel's presence in other fast growing markets such as Eastern Europe and Latin America.

Closing of such a back-to-back agreement is conditional upon a successful takeover of ICI by Akzo Nobel. If however Akzo Nobel will make a formal offer and if this will then be successfully concluded, is uncertain.

For more than 130 years, Henkel has been a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel operates in three business areas – Home Care, Personal Care, and Adhesives Technologies – and ranks among the Fortune Global 500 companies. In fiscal 2006, Henkel generated sales of 12.740 billion euros and operating profit of 1,298 million euros. Our 52,000 employees worldwide are dedicated to fulfilling our corporate claim, "A Brand like a Friend," and ensuring that people in more than 125 countries can trust in brands and technologies from Henkel.

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate, etc. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:

Henkel Corporate Communications

Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Wulf Klüppelholz
Phone: +49-211-797-1875
Fax: +49-211-798-9208

press@henkel.com

http://henkel.com./press

END